Artemis Acquisition Corp

Hyperion Acquisition Corp.

Kronos Ventures Corp.

Neptune Acquisition Corp.

Oceanus Acquisition Corp.

Pacific Quest Ventures Corp.

2000 Hamilton Street, #943

Philadelphia, PA 19130

Tel/Fax: (215) 405-8018

Email: wtay@56k.net

June 26, 2012

VIA EDGAR TRANSMISSION & EMAIL

Attention: Justin Dobbie, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Artemis Acquisition Corp.

Amendment No. 1 to Form 10

Filed June 7, 2012

File No.: 000-54678

Hyperion Acquisition Corp.

File No.: 000-54679

Kronos Ventures Corp.

File No.: 000-54680

Neptune Acquisition Corp.

File No.: 000-54681

Oceanus Acquisition Corp.

File No.: 000-54682

Pacific Quest Ventures Corp.

File No.: 000-54683

Dear Mr. Dobbie:

In response to the Securities and Exchange Commission's letter of June 15, 2012, we have filed Amendment No. 2 to the registration statement on Form 10.

The paragraph numbers below correspond to the numbered comments in the Staff’s letter, followed by our response to such comment.

Emerging Growth Company, page 6

  We note your response to our prior comment 4. For purposes of clarity, please revise this section to disclose only that information related to the JOBS Acts, and your status as an Emerging Growth Company, that is applicable to you and would be useful for investors. For example, it does not appear that any of the information in this section after the bullet points in the second paragraph is responsive to our comment or necessary to understand your particular situation.

Response: We have revised this section (see page 6, in the 1st paragraph) to disclose only information related to the JOBS Act, and our status as an Emerging Growth Company, that is applicable to us and useful for investors.

Item 2. Financial Information, page 18

Management’s Discussion and Analysis or Plan of Operation, page 18

  We note your response to our prior comment 14, and your disclosure on page 19 that you “offer owners of target businesses the opportunity to acquire a controlling ownership interest in a reporting company without the time required to become a reporting company by other means.” Please balance this disclosure by discussing the fact that, upon effecting an acquisition or merger, there will be costs and time required to provide comprehensive business and financial disclosure about the operating company as part of a filing on Form 8-K.

Response: We have disclosed (see page 15, 1st paragraph) that, upon effecting an acquisition or merger with us, there will be costs and time required to provide comprehensive business and financial disclosure about the operating company as part of a filing on Form 8-K.

Prior and Current Blank Check Company Experience, page 22

  For a number of the prior blank check companies identified in the table, you state that the business combination status is unknown and that Mr. Tay has resigned as the sole officer and director. In many of these cases, however, it appears that Mr. Tay also sold his ownership interest in the company for certain consideration. Please revise this table to disclose any such sales of Mr. Tay’s ownership interest and the corresponding consideration received.

Response: We have revised the table to disclose (see page 17, under table column “Additional Information”) sales of Mr. Tay’s ownership interest and the consideration received for the prior blank check companies.

Report of Independent Registered Public Accounting Firm, page F-1.

  Please discuss with your independent accountants the need to include in their report the factors that raise substantial doubt about the company’s ability to continue as a going concern referred to in the second paragraph of section (a) Business Development under Item 1. Business.

Response: Our independent accountants have included in their report (see page F-1, last paragraph) the factors that raise substantial doubt about our ability to continue as a going concern.

We trust that you will find the foregoing responsive to your comments. Comments or questions regarding this letter may be directed to the undersigned via email to wtay@56k.net, or by mail to the address listed on the front of this letter.

Thank you for your attention.

Respectfully submitted,

Artemis Acquisition Corp.,

Hyperion Acquisition Corp.,

Kronos Ventures Corp.,

Neptune Acquisition Corp.,

Oceanus Acquisition Corp. and

Pacific Quest Ventures Corp.

/s/ William Tay

By: William Tay

Title: President and Director